UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number: 001-12669

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCBT Employees’ Savings Plan

520 Gervais Street

Columbia, South Carolina 29201

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST FINANCIAL HOLDINGS, INC.

520 Gervais Street

Columbia, South Carolina 29201

SCBT Employees’ Savings Plan

Financial Statements with Supplementary Information

December 31, 2013 and 2012 and for the Year Ended December 31, 2013

And Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the

SCBT Employees’ Savings Plan

Columbia, South Carolina

We have audited the accompanying statements of net assets available for benefits of the SCBT Employees’ Savings Plan (the “Plan”) as of December 31, 2013, and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DIXON HUGHES GOODMAN LLP

Charlotte, North Carolina
June 24, 2014

SCBT Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
Cash	$30,977	$2,250

Investments, at fair value:
Mutual funds	41,478,125	30,066,660
Common collective trust funds	7,830,023	6,354,996
First Financial Holdings, Inc. common stock	8,701,517	4,900,551
Total investments	58,009,665	41,322,207

Receivables:
Employer’s contribution	2,874,153	1,672,689
Participants’ contributions	165,207	137,240
Total receivables	3,039,360	1,809,929

Net assets reflecting investments at fair value	61,080,002	43,134,386

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(101,334)	(190,483)

Net assets available for benefits	$60,978,668	$42,943,903

The accompanying notes are an integral part of the financial statements.

SCBT Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,002,865
Dividends	1,781,236
Interest	104,835
Total investment income	11,888,936

Contributions:
Participants’	4,421,223
Rollovers	2,488,708
Employer’s	2,874,153
Total contributions	9,784,084
Total additions	21,673,020

Deductions from net assets attributed to:
Benefits paid to participants	3,591,437
Administrative expenses	46,818
Total deductions	3,638,255

Net increase	18,034,765

Net assets available for benefits:
Balance, beginning of year	42,943,903
Balance, end of year	$60,978,668

The accompanying notes are an integral part of the financial statements.

SCBT Employees’ Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the SCBT Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of SCBT (the “Company”), a wholly-owned subsidiary of First Financial Holdings, Inc., and all affiliates of the Company who are age twenty-one or older.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The custodian of the Plan is Wilmington Trust Company and the Plan allows participants an array of investment options for retirement savings.

On July 26, 2013, SCBT Financial Corporation (the “Plan Sponsor”), the bank holding company for SCBT, completed its acquisition of First Financial Holdings, Inc. (“First Financial”), with the Plan Sponsor surviving. Immediately following the merger, the Plan Sponsor changed its name to First Financial Holdings, Inc.

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective September 1, 2012, employees participating in the Plan receive a 100% matching of their 401(k) plan contribution, up to 5% of salary. Prior to September 1, 2012, participating employees received a 50% matching of their 401(k) plan contribution, up to 6% of salary. Employer contributions may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings and plan losses.   Each participant’s account is also charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Note 1 — Description of Plan (continued)

Vesting:

Participants’ accounts are immediately vested in their contributions plus the related earnings.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Forfeitures:

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $29,943 and $31,987, respectively.  These accounts will be used to reduce future employer contributions.  During 2014, forfeitures of $29,943 were used to offset the 2013 employer contributions.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

The Plan allows the Administrator, at its sole discretion, to distribute a participant’s vested Aggregate Account balance without consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Note 2 — Summary of Significant Accounting Policies (continued)

The fair value of the Plan’s interest in stable value common collective trust fund is based on the fair value of the fund’s underlying managed group annuity contract, as reported by the issuer of the contract.  The fully benefit-responsive stable value fund is valued at contract value as estimated by the administrator of the fund.  As described above, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

The Plan provides for various investment options in any combination of First Financial Holdings, Inc. stock (not to exceed 50% of participant’s account balance), mutual funds, common collective trust funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Note 3 — Related Party Transactions

Certain Plan investments are shares of First Financial Holdings, Inc. common stock.  The Plan held common shares of First Financial Holdings, Inc. of 130,840 shares valued at $8,701,517 and 121,965 shares valued at $4,900,551 at December 31, 2013 and 2012, respectively.  Dividends received from First Financial Holdings, Inc. common stock totaled $96,904 for the year ended December 31, 2013.

Note 4 — Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 — Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC.  The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing.  The IRS has determined and informed the third-party administrator by a letter dated March 31, 2008, that the prototype plan document was designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS approval letter of the standardized prototype plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2013 and 2012.

Under accounting principles generally accepted in the United States, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 6 — Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.  Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 — Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
First Financial Holdings, Inc. common stock, 130,840 and 121,965 shares, respectively	$8,701,517	$4,900,551
Vanguard Index 500 Signal Fund, 58,522 and 56,199 shares, respectively	8,235,508	6,098,696
Putnam Stable Value Fund, 7,728,689 and 6,164,513 shares, respectively	7,830,023	6,354,996
Mainstay Large Cap Growth Fund, 714,798 and 636,551 shares, respectively	7,441,196	5,079,679
Harbor Bond Fund, 570,643 and 469,680 shares, respectively	6,819,169	5,861,603
American Funds EuroPacific R5, 97,830 and 86,802 shares, respectively	4,791,917	3,570,157
Columbia Dividend Income Fund, 244,972 and 201,158 shares, respectively	4,490,521	2,967,075

Note 7 — Investments (continued)

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31,
2013

Mutual funds	$6,554,038
First Financial Holdings, Inc. - common stock	3,448,827
Net appreciation	$10,002,865

Note 8 — Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1        Observable inputs such as quoted prices in active markets;

Level 2        Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3        Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

First Financial Holdings, Inc. common stock is valued on a recurring basis at quoted market prices where available.   The common stock is classified within Level 1 of the valuation hierarchy.

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Stable Value Fund (“The Fund”) is a collective trust fund sponsored by Putnam Investment Company.  The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Note 8 — Fair Value (continued)

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Stable Value Fund

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company.  The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•            A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•            Material breaches of responsibility which are not cured.

•            Material or adverse changes to the provisions of the Plan.

•            Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Fund

The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances.  Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•            Termination of the Fund.

•            A material adverse change to the provisions of the Fund.

•            The terms of a successor plan (in the event of a spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline.  The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations.  The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract.  Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Note 8 — Fair Value (continued)

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013:
Mutual funds:
Growth funds	$17,110,025	$17,110,025	$—	$—
Index fund	8,235,508	8,235,508	—	—
Fixed income fund	6,819,169	6,819,169	—	—
Equity income fund	4,490,521	4,490,521	—	—
Value fund	2,037,870	2,037,870	—	—
Core fund	2,785,032	2,785,032	—	—
Total mutual funds	41,478,125	41,478,125	—	—

Common collective trust fund	7,830,023	—	7,830,023	—
Common stock - First Financial Holdings, Inc.	8,701,517	8,701,517	—	—
Total investments	$58,009,665	$50,179,642	$7,830,023	$—

December 31, 2012:
Mutual funds:
Growth funds	$11,835,146	$11,835,146	$—	$—
Index fund	6,098,696	6,098,696	—	—
Fixed income fund	5,861,603	5,861,603	—	—
Equity income fund	2,967,075	2,967,075	—	—
Value fund	1,416,418	1,416,418	—	—
Core fund	1,887,722	1,887,722	—	—
Total mutual funds	30,066,660	30,066,660	—	—

Common collective trust fund	6,354,996	—	6,354,996	—
Common stock - SCBT Financial Corporation	4,900,551	4,900,551	—	—
Total investments	$41,322,207	$34,967,211	$6,354,996	$—

Note 9 — Net Asset Value Per Share

The following table for December 31, 2013 and 2012 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2013	Fair Value at December 31, 2012	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund:
Stable value fund (a)	$7,830,023	$6,354,996	$—	Daily	None

(a)         The objective of the stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumptions of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.

Note 10 — Reconciliation of Financial Statements to Form 5500

The following table reconciles net assets available for benefits per the accompanying 2013 and 2012 financial statements to Schedule H of Form 5500.

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$60,978,668	$42,943,903
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	101,334	190,483
Net assets available for benefits per the Form 5500	$61,080,002	$43,134,386

The following table reconciles the net increase in net assets per the financial statements for the year ended December 31, 2013 to Schedule H of Form 5500.

Year Ended
December 31, 2013
Net increase in net assets available for benefits per the financial statements	$18,034,765
Net depreciation in fair value of common collective trust fund	(89,149)
Net increase in net assets available for benefits per Form 5500	$17,945,616

Note 11 — Subsequent Events

On July 26, 2013, SCBT Financial Corporation (the “Plan Sponsor”), the bank holding company for SCBT, completed its acquisition of First Financial Holdings, Inc. (“First Financial”), with the Plan Sponsor surviving. Immediately following the merger, the Plan Sponsor changed its name to First Financial Holdings, Inc. First Financial sponsored the First Financial Holdings Inc. Sharing Thrift Plan (the “First Financial Plan”). As a result of the merger with First Financial, the Plan Sponsor assumed administrative duties of the First Financial Plan. On October 24, 2013, management elected to merge the SCBT Employees’ Savings Plan (the “SCBT Plan”) with and into the First Financial Plan, effective January 1, 2014. On January 15, 2014, management merged the SCBT Plan, with net assets of $57.7 million, into the First Financial Plan and formed a Safe Harbor plan.  Under the new merged plan, electing employees are eligible to participate after attaining age 18. Plan participants elect to contribute portions of their annual base compensation in any combination of pre-tax deferrals or Roth post-tax deferrals subject to the annual IRS limit. Employer contributions may be made from current or accumulated net profits. Participants may elect to contribute 1% to 50% of annual base compensation as a before tax contribution. Employees participating in the plan receive a 100% matching of their 401(k) plan contribution, up to 5% of salary.

Supplementary Information

SCBT Employees’ Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,	(d)	Current
(a)	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	First Financial Holdings, Inc.	130,840 common shares	**	$8,701,517

	Mutual Funds
	American Funds	EuroPacific Growth Fund Class R5, 97,830 shares	**	4,791,917

	Columbia Management	Columbia Acorn USA Fund, 78,835 shares	**	2,830,338

	Columbia Management	Columbia Dividend Income Fund, 244,972 shares	**	4,490,521

	Diamond Hill Funds	Diamond Hill Small Cap Fund, 85,112 shares	**	2,785,032

	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund, 46,229 shares	**	2,037,870

	Harbor Funds	Harbor Bond Fund, 570,643 shares	**	6,819,169

	Mainstay Funds	Mainstay Large Cap Growth Fund, 714,798 shares	**	7,441,196

	T. Rowe Price	New Horizons Growth Fund, 821 shares	**	37,997

	T. Rowe Price	Mid Cap Growth Fund, 27,597 shares	**	2,008,577

	Vanguard	Index 500 Signal Fund, 58,522 shares	**	8,235,508
				41,478,125
	Common Collective Trust Funds
	Putnam Investments	Putnam Stable Value Fund,7,728,689 shares, at contract value	**	7,728,689

				$57,908,331

*    Indicates a party-in-interest

** The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCBT Employees’ Savings Plan
(Name of Plan)

Date: June 24, 2014	/s/ Richard C. Mathis
Richard C. Mathis
SCBT Investment Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith